SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. nº 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRETORS’ MEETING

HELD ON SEPTEMBER 20, 2012

Date, Time and Place: September 20, 2012, at 10:30 a.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3, Prédio 15 – Board of Directors’ Meeting Room (“Company”), Jardim Aeroporto, São Paulo - SP. Attendance: All the members of the Board of Directors of the Company. Chairmanship: Mr. Constantino de Oliveira Júnior undertook the chair of the meeting and invited me, Henrique Constantino, to act as secretary of the meeting. Calling: Waived, due to the attendance of all the members of the Board of Directors. Agenda: To review and pass a resolution on the activities performed in compliance with the Company’s Business Plan for fiscal year 2012. Resolutions: After the necessary explanations were provided, and after detailed analysis of the pertinent documents referring to the matter in the agenda, the activities performed in compliance with the Company’s Business Plan for fiscal year 2012 were unanimously approved, the original copy of which is filed with the Company’s head-office. Adjournment of the Meeting and Drawing-up of the Minutes: After the floor was offered to who might wish to use it, and since nobody did so, the meeting was adjourned for the time necessary for these minutes to be drawn-up. After the meeting was reopened, these minutes were read, checked and signed by the attendees. I certify that this is a faithful copy of the original minutes that were drawn-up in the proper book

São Paulo, September 20, 2012.

__________________________________ Constantino de Oliveira Júnior Chairman	________________________________ Henrique Constantino Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.